JP MORGAN ACCESS MULTI-STRATEGY FUND, LLC AND

J. P. MORGAN ACCESS MULTI-STRATEGY FUND II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 18, 2021

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (“RIC I”) and

J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (“RIC II” and together with the RIC I, the “Funds”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on August 9, 2021 with respect to the Preliminary Proxy Statement filed on behalf of the Funds on August 3, 2021. For your convenience, we have restated your comments below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Preliminary Proxy Statement. We will incorporate the changes referenced below into the Definitive Proxy Statement for the Funds.

Comment 1: In the penultimate paragraph under “Background,” it is disclosed that J.P. Morgan management believes the Internal Reorganization will benefit the Funds and their shareholders through “aligning the management of the Funds more closely with the Funds’ intended client channel.” Please clarify what is meant by “intended client channel.”

Response: The reference to the “Funds’ intended client channel” will be revised to refer instead to the “Funds’ current primary distribution channel, J.P. Morgan Chase Bank N.A., through the J.P. Morgan Private Bank line of business (the ‘Private Bank’), and other JPWM platforms.”

Comment 2: Please, supplementally in a correspondence filing, clarify why management believes the Internal Reorganization will ensure the continuity of service for the Funds and their shareholders. Is there some uncertainty as to the current continuity of service?

Response: If shareholders of the Funds do not approve the Proposals, which are necessary to facilitate the Internal Reorganization, current management may consider presenting a proposal to the Funds’ Board to liquidate the Funds, as the Funds are not considered essential for JPMIM’s primary targeted shareholder base. Any such proposal, and if approved, the implementation of such a proposal, would be effectuated in accordance with appliable procedural requirements (including notice to shareholders) and applicable fiduciary duties of JPMIM and the Fund’s Board. A consequence of Fund liquidations, as signaled by the phrase in question, would be the discontinuance of the Fund offering to shareholders. In addition, please see the response to Comment 12.

Comment 3: Under “Background” please clarify how the Nominees have greater familiarity with the business that serves the Funds’ shareholder base than the Current Directors/Trustees.

Response: The above-referenced disclosure will be revised to note that the Nominees’ greater familiarity with the business that serves the Funds’ shareholder base has been gained through their extensive interaction with JPMPI and experience overseeing JPWM-dedicated mutual funds.

Comment 4: Under “Proposal 1: Election of Directors/Trustees – Nomination Process” it is disclosed that the Governance Committee has adopted a policy on diversity. Please provide the information regarding the Governance Committee’s diversity policy as required by Item 407(c)(2)(vi) of Reg S-K as referenced by Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: The Governance Committee has adopted a formal policy on diversity which states that the Committee recognizes that diverse viewpoints, skill sets, backgrounds and experiences strengthen the performance of the Board and its committees as decision-making and oversight bodies serving the best interests of the Funds and their shareholders and values the diverse attributes of individual Directors/Trustees and the overall Board. In accordance with Item 407(c)(2)(vi) of Reg S-K, the Nomination Process section describes the Governance Committee’s process for identifying and evaluating nominees for trustees/directors, including how the Committee (and the Board) considers diversity and implements its policy on diversity.    As disclosed in the Nomination Process section, the Governance Committee considered the overall diversity of the Board’s composition that would result from the election of the Nominees if approved by shareholders. The Nomination Process section also discloses that the Governance Committee believes the Board generally benefits from diversity of background, experience and views among its members, and considers this a factor in evaluating the composition of the Board. In considering potential nominees, the Committee values diversity based on gender, race, ethnicity and other attributes. In light of the Staff comment, however, the following sentence will be added immediately following the sentence in indicating that the Governance Committee has adopted a policy on diversity: “The Governance Committee expects to assess the effectiveness of the policy as part of the annual self-assessment process of the Board.”

Comment 5: Please confirm that the Nominees were nominated in a manner consistent with the Governance Committee’s diversity policy, or explain, in the disclosure, any deviations from the policy in nominating the Nominees.

Response: We believe that the Nominees were nominated in a manner consistent with the Governance Committee’s policy on diversity.

Comment 6: With respect to “Proposal 1: Election of Directors/Trustees – Qualifications of Nominees,” please also provide the information required under Item 22(b)(3)(i) of Schedule 14A for the Current Directors/Trustees.

Response: The term of office of the Current Directors/Trustees of the Funds will not continue if shareholders approve the Proposals contained in the Proxy Statement. As a result, certain information regarding the Current Directors/Trustees is not provided pursuant to Instruction (B).4. to Item 22(b) of Schedule 14. Instruction (B).4. to Item 22(b) of Schedule 14 provides the following: “No information need be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.” However, in light of the Staff comment, consistent with this instruction, the following clarifying disclosure will be included in the Definitive Proxy Statement:

No information regarding the experience, qualifications, attributes, or skills of the directors/trustees is provided for the current Directors/Trustees because their term of office will not continue if the shareholders approve the Nominees for election as Directors/Trustees.

Comment 7: With respect to “Proposal 1: Election of Directors/Trustees,” please also provide the information required under Item 22(b)(1) of Schedule 14A for the Current Directors/Trustees.

Response: As noted above, the requested information is not included per Instruction (B).4. to Item 22(b) of Schedule 14.

Comment 8: With respect to “Proposal 1: Election of Directors/Trustees – Board Leadership Structure and Oversight,” please also provide the information required under Item 407(h) of Reg S-K and referenced by Item 22(b)(11) of Schedule 14A, and Items 22(b)(14), 22(b)(15) and 22(b)(16) of Schedule 14A for the current Board structures and committees.

Response: As noted above, the requested information is not included per Instruction (B).4. to Item 22(b) of Schedule 14. We note that the Proxy Statement currently contains the following disclosure: “If the Proposals are approved, the Funds expect the New Board to adopt the same Board leadership structure and oversight roles as are in place for the Six Circles Funds Board, which are described [in the Proxy Statement].”

Comment 9: With respect to “Proposal 1: Election of Directors/Trustees – Equity Securities Owned by Directors/Trustees/Nominees,” please also provide the information required under Items 22(b)(5) and 22(b)(6) of Schedule 14A for the Current Directors/Trustees.

Response: As noted above, the requested information is not included per Instruction (B).4. to Item 22(b) of Schedule 14. We note that the Proxy Statement currently contains the following disclosure: “No information regarding ownership of equity securities owned by the current Directors/Trustees is provided for the current Directors/Trustees, whose term of office will not continue if the shareholders approve the Nominees for election as Directors/Trustees.”

Comment 10: Under “Proposal 1: Election of Directors/Trustees – Equity Securities Owned by Directors/Trustees/Nominees,” please define the capitalized terms “Interests of the Funds” and “Managing Member.”

Response: The capitalized term “Interests of the Funds” will be removed and the relevant disclosure will instead refer to “shares of the Funds.” The capitalized term “Managing Member” will be defined to mean MSFMM, Inc., the current Managing Member of RIC I.

Comment 11: Under “Proposal 1: Election of Directors/Trustees – Committees of the Current Board,” it is disclosed that during each Fund’s most recent fiscal year, each Director/Trustee attended at least 75% of the aggregate number of meetings of the Board. Please disclose the number of meetings of the Board convened during the Funds’ most recent fiscal year as required under Item 407(b)(1) of reg S-K as referenced by Item 22(b)(15(ii) of Schedule 14A.

Response: The requested revision will be made.

Comment 12: The last sentence of the first paragraph under “Proposal 2: Approval of New Investment Management Agreement – New Investment Management Agreement” notes that if the shareholders of a Fund do not approve the New Investment Management Agreement for the Fund, the Board will consider other alternatives for the Fund. Please disclose some examples of other alternatives the Board would consider if shareholders do not approve the New Investment Management Agreement for a Fund.

Response: The disclosure will be revised to note that if shareholders do not approve of the Proposals, the Board will consider other alternatives for the Funds, including the potential liquidation of the Funds.

Comment 13: Under “Proposal 2: Approval of New Investment Management Agreement – Board Considerations – Performance, Fees and Expenses of the Fund” please explain, in plain English, what it means that, based upon the Universe, each Fund’s performance was in the third, third and fourth quintiles for the one-, three- and five-year periods ended December 31, 2020, respectively.

Response: The disclosure will be revised to note the following: “(the first quintile being the best performing funds and the fifth quintile being the worst performing funds).”

Comment 14: The last sentence of the last paragraph under “Proposal 2: Approval of New Investment Management Agreement – Board Considerations – Performance, Fees and Expenses of the Fund” notes that the Board was informed that the proposed fee arrangements were not expected to have a material effect on the profitability of JPMPI. Please disclose why the fee arrangements would not affect the profitability of JPMPI. Won’t JPMPI benefit from being paid as an adviser to the Funds versus as a sub-adviser?

Response: The above-referenced disclosure will be revised to note that the Board was informed that when JPMPI becomes Investment Manager and Administrator to the Funds, it will earn additional income across both Funds versus being a Sub-Adviser. However, JPMPI will also incur additional expenses by taking on the additional advisory and administrative responsibilities for these Funds and therefore it is not expected that this will have a material impact on JPMPI’s overall profitability.

Comment 15: Under “Proposal 2: Approval of New Investment Management Agreement – Board Considerations – Economies of Scale,” please disclose, if true, that the fee arrangements will not result in any economies of scale for the benefits of investors.

Response: The above-referenced disclosure will be revised to add the following: “The Board was informed that the Funds are expected to experience some economies of scale in terms of some of the Fund level expenses that are charged at the aggregate fund complex level and then allocated to the Funds.”

Comment 16: Under “Proposal 2: Approval of New Investment Management Agreement – Board Considerations – Other Benefits of the Relationship,” please define the capitalized term “Private Bank.”

Response: The capitalized term “Private Bank” will be defined to mean the J.P. Morgan Private Bank.

Comment 17: Under “Proposal 2: Approval of New Investment Management Agreement – Board Considerations – Other Benefits of the Relationship,” please disclose in more detail, including providing examples, the other benefits that JPMPI may derive from their relationship with the Funds and the potential benefits to the relationships between the Private Bank and its clients.

Response: The disclosure will be revised to include the following: “The Board considered that JPMPI will have greater day-to-day investment and administrative oversight of the Funds as Investment Manager and Administrator, in addition to having a basis to generate more revenue for the future.”

Comment 18: With respect to “Proposal 2: Approval of New Investment Management Agreement,” please provide the information required by Item 22(c)(10) for each of JPMIM and JPMPI.

Response: The following new disclosure will be added to the Definitive Proxy Statement:

Other Funds Managed by JPMIM and JPMPI

The Funds have similar investment objectives to each other. There are no other funds for which either JPMIM or JPMPI provides investment advisory or sub-advisory services and that have an investment objective similar to that of the Funds. The following table provides information with respect to each of the Funds:

Fund	Contractual Fee	Net Assets (as of June 30, 2021)	Waiver/Expense Limitation
RIC I	JPMIM Management Fee: 1.00% JPMPI Sub-Advisory Fee:0.85%	$246.5 million	Contractually fee waivers in place to cap the Fund’s total annual operating expenses at 1.92%.

RIC II	JPMIM Management Fee: 1.00% JPMPI Sub-Advisory Fee: 0.85%	$86.5 million	Contractually fee waivers in place to cap the Fund’s total annual operating expenses at 2.00%.

Comment 19: Under “General Information about the Funds – Independent Auditors,” please define the capitalized term “Service Affiliate.”

Response: The capitalized term “Service Affiliate” will be defined to mean any entity controlling, controlled by or under common control with the Fund’s investment adviser that provides ongoing services to the Fund.

Comment 20: Under “Voting Information – Vote Required,” please disclose whether adoption of Proposal 1 is contingent on shareholder approval of Proposal 2, and vice versa.

Response: The requested revision will be made.

Comment 21: Under “Voting Information – Vote Required,” please provide clear disclosure what it means that approval of Proposal 1 requires a plurality of the vote with respect to RIC I, particularly when there are only five Nominees for five vacancies.

Response: The requested revision will be made.

Comment 22: With respect to “Voting Information – How the Votes Will be Counted,” please explain, supplementally in a correspondence filing, how shareholder’s Capital Account is determined and reconcile with Section 18(i) of the Investment Company Act of 1940 (the “1940 Act”).

Response: RIC I maintains a separate capital account for each investor (each, a “Member”). Each such capital account will have an opening balance equal to the Member’s initial contribution to the capital of the Fund and will be increased by the sum of the amount of cash and the value of any securities contributed by the Member to the capital of the Fund, plus any amounts credited to the Member’s capital account. The Fund tracks separately each contribution to the Fund as if it were a separate capital account. Each Member’s capital account will be reduced by the amount of any repurchase by the Fund of the interest held by the Member, plus the amount of any distributions to the Member, plus any amounts debited against the Member’s capital account.

Consistent with the requirements of Section 18(i) of the 1940 Act, each Member has the right to cast a number of votes based on the Member’s investment percentage. An “investment percentage” will be determined for each Member by dividing the balance of the Member’s capital account by the sum of the balances of all capital accounts of all Members.

Comment 23: Under “Appendix H – Fees Paid by the Funds to Independent Auditors,” please disclose the percentage of services described in each of paragraphs (2) through (4) of this Appendix H that were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, as required by Item 9(e)(5)(ii) of Schedule 14A.

Response: The requested revision will be made.

Comment 24: Under “Appendix H – Fees Paid by the Funds to Independent Auditors,” please disclose whether the Audit Committee has considered whether the provision of non-audit services that were rendered to JPMIM, and any entity controlling, controlled by, or under common control with JPMIM that provides ongoing services to the Funds that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the principal accountant’s independence, as required by Item 9(e)(8) of Schedule 14A.

Response: The requested revision will be made.

Comment 25: In the event that you decide to conduct the meeting virtually, please review the suggestions contained in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns. Also:

•

Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents (with citation to the specific language in such documents).

•

Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

•	Please consider providing a technical assistance phone number for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting.

Response: The Funds acknowledge the suggestions contained in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.

The Funds confirm that holding a shareholder meeting by means of remote communication would be consistent with both applicable law and with the Funds’ governing documents. The Amended and Restated Limited Liability Company and Agreement of RIC I and Bylaws for RIC II contain the following provision:

Shareholder Meetings by Remote Communications. Notwithstanding anything in these Bylaws to the contrary, the [Directors/Trustees] may, in their sole discretion, determine that a meeting of [Members/Shareholders] may be held partly or solely by means of remote communications. Shareholders and proxyholders not physically present at such a meeting shall be deemed present in person and may vote or otherwise participate as if they were physically present at an in-person meeting, whether such meeting is to be held at a designated physical place or solely by means of remote communications (that is, virtually) or as a combination of both. In connection with any such meeting, the [Fund/Trust] shall implement such measures as the [Directors/Trustees] deem to be reasonable to verify that each person deemed present and authorized to vote at the meeting by means of remote communications is a [Member/Shareholder] of record entitled to vote or an authorized proxyholder and to provide such [Members/Shareholders] and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the [Members/Shareholders]consistent with the opportunities afforded at an in-person meeting. Notwithstanding anything in [this Agreement/these Bylaws] to the contrary, the Board of [Directors/Trustees] may, in their sole discretion, notify [Members/Shareholders] of any postponement, adjournment or a change of the place of a meeting of [Members/Shareholders] (including a change to hold the meeting solely by means of remote communications) solely by a document publicly filed by the [Fund/Trust] with the Securities and Exchange Commission without the requirement of any further notice.

The Funds confirm that no intentional changes to the meeting experience are contemplated. The Funds expect to arrange for any virtual meeting to be conducted in a manner that facilitates shareholder participation to substantially the same extent as in an in-person meeting.

The Funds expect that a technical assistance phone number would be provided to shareholders to use if they experience “day of” problems logging on, hearing, or being heard, at the meeting.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary